FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 12, 2005

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-14278

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     ☒     Form 40-F     ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes     ☐     No     ☒

WIMM-BILL-DANN FOODS OJSC ANNOUNCES

9 MONTHS 2005 FINANCIAL RESULTS

Moscow, Russia – December 9, 2005 – Wimm-Bill-Dann Foods OJSC [NYSE: WBD] today announced its financial results for the nine months ended September 30, 2005.

•                  Group sales rose 18.1% year-on-year to US$1,025.9 million

•                  Gross profit increased 16.9% with gross margins remaining virtually unchanged at 28.1%

•                  Adjusted EBITDA(1) grew 24.2% to US$100.5 million, adjusted EBITDA margin(1) increased to 9.8% from 9.3%

•                  Net income up 15.4% to US$21.7 million

•                  Operating income up 26.3% to US$61.4 million

•                  Operating cash flow increased 40.4% amounting to US$59.4 million

Key Financial Indicators of 9m 2005

	9m 2005	9m 2004	Change
	US$ ‘mln	US$ ‘mln
Sales	1,025.9	868.9	18.1%
Dairy	735.1	598.2	22.9%
Beverages	227.1	224.7	1.1%
Baby Food	63.7	46.0	38.5%
Gross Profit	288.0	246.4	16.9%
Selling and distribution expenses	(141.8)	(126.8)	11.8%
General and administrative expenses	(78.4)	(66.5)	17.9%
Operating income	61.4	48.6	26.3%
Financial income and expenses, net	(15.9)	(14.7)	8.2%
Net income	21.7	18.8	15.4%
Adjusted EBITDA(1)	100.5	80.9	24.2%
CAPEX including acquisitions	65.3	57.0	14.6%

Sales in the Dairy Segment increased 22.9% from US$598.2 million in the first nine months of 2004 to US$735.1 million in the first nine months of 2005 and this was primarily attributable to organic growth. The average selling price rose 13.7% from US$0.73 per 1 kg in the first nine months of 2004 to US$0.83 per 1 kg in the same period of 2005. This increase was driven mainly by ruble price increases. The gross margin in the Dairy Segment stayed flat at 24.9%.

Sales in the Beverages Segment increased 1.1% from US$224.7 million in the first nine months of 2004 to US$227.1 million in the same period of 2005. The average selling price increased 9.4% from US$0.64 per liter in the first nine months of 2004 to US$0.70 per liter in the same period of 2005. This increase was chiefly due to ruble price increases. The gross margin in the Beverages Segment remained stable at 35.3%.

(1) Note: See Attachment A for definitions of Adjusted EBITDA and Adjusted EBITDA margin and reconciliations to net income.

Sales in the Baby Food Segment increased 38.5% from US$46.0 million in the first nine months of 2004 to US$63.7 million in the first nine months of 2005. The average selling price rose 19.0% from US$1.26 per 1 kg in the first nine months of 2004 to US$1.50 per 1 kg in the same period of 2005. This increase was driven primarily by an increase in the average ruble selling price and an increased proportion of higher priced products (mainly drinkable yogurts) in the overall product mix. The gross margin in the Baby Food Segment increased from 38.1% to 39.5%

Selling and distribution expenses decreased from 14.6% to 13.8% y-o-y as a percentage of sales. Advertising and marketing expenses decreased as a percentage of sales from 4.4% in the first nine months of 2004 to 4.0% in the first nine months of 2005. General and administrative expenses as a percentage of sales remained flat at 7.6%. Operating margin increased from 5.6% to 6.0% as a result of cost cutting initiatives.

Financial expenses in the first nine months of 2005 increased 8.2% to US$15.9 million compared to US$14.7 million in the same period of 2004 which was mainly due to higher interest expenses.

Net income increased by 15.4% from US$18.8 million to US$21.7 million.

Attachment A

*Reconciliation of Adjusted EBITDA and Adjusted EBITDA margin to US GAAP Net Income

Adjusted EBITDA is a non-U.S. GAAP financial measure. The following table presents reconciliation of Adjusted EBITDA to net income (and Adjusted EBITDA margin to net income as a percentage of sales), the most directly comparable U.S. GAAP financial measure.

	9 months ended September 30, 2005		9 months ended September 30, 2004
	US$ ‘mln	% of sales	US$ ‘mln	% of sales
Net income	21.7	2.1%	18.8	2.2%
Add: Depreciation and amortization	39.1	3.8%	32.2	3.7%
Add: Income tax expense	20.8	2.0%	12.4	1.4%
Add: Interest expense	17.7	1.7%	17.0	2.0%
Less: Interest income	(1.0)	0.1%	(1.1)	0.1%
Less: Currency remeasurement gains, net	(2.3)	0.2%	(2.5)	0.3%
Add: Bank charges	1.5	0.2%	1.3	0.1%
Add: Other financial expenses (gain)	0.0	0.0%	0.0	0.0%
Add: Minority interest	3.0	0.3%	2.8	0.3%
Adjusted EBITDA	100.5	9.8%	80.9	9.3%

Adjusted EBITDA represents net income before interest, income taxes and depreciation and amortization, adjusted for interest income, currency remeasurement gains, bank charges and other financial expenses and minority interest. Adjusted EBITDA margin is Adjusted EBITDA expressed as a percentage of sales.

We present Adjusted EBITDA because we consider it an important supplemental measure of our operating performance.  In particular, we believe Adjusted EBITDA provides useful information to securities analysts, investors and other interested parties because it is used in the “debt to EBITDA” debt incurrence financial measurement in certain of our financing arrangements.

Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation, or as substitute for analysis of our operating results as reported under U.S. GAAP.  Since we adjust EBITDA for recurring items in order to calculate Adjusted EBITDA, we particularly caution users that Adjusted EBITDA is not an alternative to net income, operating income or any other GAAP measure, nor to EBITDA.  Moreover, other companies in our industry may calculate Adjusted EBITDA differently or may use it for different purposes than we do, limiting its usefulness as a comparative measure.

Adjusted EBITDA also should not be considered as an alternative to cash flow from operating activities or as a measure of our liquidity.  In particular, Adjusted EBITDA should not be considered as a measure of discretionary cash available to us to invest in the growth of our business.

WIMM-BILL-DANN FOODS

Consolidated Statements of Operations (unaudited)

(Amounts in thousands of U.S. dollars, except share and per share data)

	Nine months ended September 30,
	2005	2004

Sales	$1,025,866	$868,949

Cost of sales	(737,827)	(622,575)

Gross profit	288,039	246,374

Selling and distribution expenses	(141,756)	(126,757)
General and administrative expenses	(78,413)	(66,476)
Other operating expenses, net	(6,475)	(4,499)

Operating income	61,395	48,642

Financial income and expenses, net	(15,895)	(14,689)

Income before provision for income taxes and minority interest	45,500	33,953

Provision for income taxes	(20,754)	(12,380)

Minority interest	(3,002)	(2,801)

Net income	$21,744	$18,772

Other comprehensive income, net of tax

Currency translation adjustment	(10,149)	2,670

Comprehensive (loss) income	$11,595	$21,442

Net income per share - basic and diluted:	$0.49	$0.43

Weighted average number of shares outstanding	44,000,000	44,000,000

WIMM-BILL-DANN FOODS

Consolidated Balance Sheets

(Amounts in thousands of U.S. dollars)

	September 30, 2005	December 31, 2004
	(unaudited)	(audited)
ASSETS
Current assets:
Cash and cash equivalents	$45,114	$23,791
Trade receivables, net	55,556	62,210
Inventory	162,013	102,039
Taxes receivable	69,725	85,578
Advances paid	14,449	19,494
Net investment in direct financing leases	2,397	2,109
Deferred tax asset	6,728	6,265
Other current assets	5,731	7,145
Total current assets	361,713	308,631
Non-current assets:
Property, plant and equipment, net	449,964	440,096
Intangible assets	2,657	2,251
Goodwill	27,884	26,291
Net investment in direct financing leases – long-term portion	3,509	3,895
Long-term investments	1,479	2,417
Deferred tax asset – long-term portion	5,915	7,001
Other non-current assets	3,238	5,506
Total non-current assets	494,646	487,457

Total assets	$856,359	$796,088
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Trade accounts payable	$71,630	$62,400
Advances received	4,604	3,492
Short-term loans	53,897	17,554
Long-term loans – current portion	4,980	936
Long-term notes payable – current portion	50,228	—
Taxes payable	13,237	13,281
Accrued liabilities	18,189	14,691
Government grants – current portion	2,267	2,329
Other payables	33,576	29,615
Total current liabilities	252,608	144,298
Long-term liabilities:
Long-term loans	2,340	7,120
Long-term notes payable	150,000	201,709
Other long-term payables	30,892	39,294
Government grants – long-term portion	3,319	5,156
Deferred taxes – long-term portion	11,922	10,268

Total long-term liabilities	198,473	263,547
Total liabilities	451,081	407,845
Minority interest	22,767	17,327
Shareholders’ equity:
Common stock: 44,000,000 shares authorized, issued and outstanding with a par value of 20 Russian rubles at September 30, 2005 and December 31, 2004	29,908	29,908
Share premium account	164,132	164,132
Accumulated other comprehensive income:
Currency translation adjustment	33,756	43,905
Retained earnings	154,715	132,971
Total shareholders’ equity	$382,511	$370,916

Total liabilities and shareholders’ equity	$856,359	$796,088

WIMM-BILL-DANN FOODS

Consolidated Statements of Cash Flows (unaudited)

(Amounts in thousands of U.S. dollars)

	Nine months ended September 30,
	2005	2004
Cash flows from operating activities:
Net income	$21,744	$18,772
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	3,002	2,801
Depreciation and amortisation	39,059	32,249
Currency remeasurement gain relating to bonds payable, long-term payables and investments	(294)	(1,839)
Obsolescence and net realizable value expense	711	3,765
Provision for doubtful accounts	2,235	4,162
Loss on disposal of property, plant and equipment	1,436	748
Earned income on net investment in direct financing leases	(213)	(322)
Deferred tax (benefit) expense	2,051	(2,721)
Non-cash rental received	2,043	1,661
Write off of long-term investments	971	—
Write off of trade receivables	1,329	859
Amortisation of bonds issue expenses	787	766
Other	(854)	50
Changes in operating assets and liabilities:
(Increase) in inventories	(56,024)	(35,849)
Decrease/(increase) in trade accounts receivable	1,964	(3,844)
Decrease/(increase) in advances paid	4,951	(7,970)
Decrease in taxes receivable	8,430	13,112
Decrease/(increase) in other current assets	1,520	(2,175)
Increase in trade accounts payable	10,130	12,847
Increase in advances received	1,165	575
Increase (decrease) in taxes payable	5,414	(876)
Increase in accrued liabilities	4,405	4,831
Increase in other current payables	3,297	700
Increase in other long-term payables	157	23
Total cash provided by operating activities	$59,416	$42,325
Cash flows from investing activities:
Cash paid for acquisition of subsidiaries, net of cash acquired	$(10,091)	$(4,166)
Cash paid for property, plant and equipment	(50,713)	(45,519)
Cash paid for acquisition of investments	(72)	(248)
Proceeds from disposal of property, plant and equipment	3,894	1,425
Proceeds from disposal of investments	553	274
Cash paid for net investments in direct financing leases	(1,302)	(1,948)
Cash received (paid) from other long-term assets	424	(1,646)
Total cash used in investing activities	(57,307)	(51,828)
Cash flows from financing activities:
Short-term loans and notes, net	32,627	18,371
Repayment of long-term notes	—	(2,254)
Proceeds from long-term loans	1,818	13
Repayment of long-term loans	(2,368)	(1,309)
Repayment of long-term payables	(12,025)	(14,250)
Total cash provided by financing activities	20,052	571
Total cash provided (used in) by operating, investing and financing activities	22,161	(8,932)
Impact of exchange rate differences on cash and cash equivalents	(838)	420
Net increase in cash and cash equivalents	21,323	8,512
Cash and cash equivalents, at beginning of period	23,791	40,264
Cash and cash equivalents, at the end of period	$45,114	$31,752

 - Ends -

For further enquiries contact:

Marina Kagan

Wimm-Bill-Dann Foods OJSC

Yauzsky Boulevard, 16, Moscow

109028 Russia

Phone: +7 095 733 9726/9727

Mobile: + 7 095 762 2387

Fax: +7 095 733 9725

e-mail: kagan@wbd.ru

Some of the information contained in this press release may contain projections or other forward-looking statements regarding future events or the future financial performance of Wimm-Bill-Dann Foods OJSC, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  We wish to caution you that these statements are only predictions and that actual events or results may differ materially.  We do not intend to update these statements to conform them to actual results.  We refer you to the documents Wimm-Bill-Dann Foods OJSC files from time to time with the U.S. Securities and Exchange Commission, specifically, the Company’s most recent Form 20-F.  These documents contain and identify important factors, including those contained in the section captioned “Risk Factors” in our Form 20-F, that could cause the actual results to differ materially from those contained in our projections or forward-looking statements, including, among others, potential fluctuations in quarterly results, and risks associated with our competitive environment, acquisition strategy, ability to develop new products or maintain market share, brand and company image, operating in Russia, volatility of stock price, financial risk management, and future growth.

NOTES TO EDITORS

Wimm-Bill-Dann Foods OJSC is a leading manufacturer of dairy products and beverages in Russia. The company was founded in 1992.

The Company currently owns 28 manufacturing facilities in Russia and the Commonwealth of Independent States (CIS), as well as trade affiliates in 26 cities in Russia and the CIS.

Wimm-Bill-Dann has a diversified branded portfolio with over 1,100 types of dairy products and over 150 types of juice, nectars and still drinks. The company currently employs over 17,000 people.

Wimm-Bill-Dann was awarded Grand Prix for Best Overall Investor Relations in 2004 – Small & Mid cap companies and Best Investor Relations Officer in 2004– Small & Mid cap companies at the Second Annual IR Magazine Russia Awards held in December 2004 and organized by IR Magazine and the Association of Investor Relations Professionals. Wimm-Bill-Dann previously received the Grand Prix for Best Overall Investor Relations in 2003– Small & Mid cap - at the first annual IR Russia Awards Ceremony held in Moscow.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By:	/s/ Dmitry A. Anisimov
Name:	Dmitry A. Anisimov
Title:	Chief Financial Officer
Wimm-Bill-Dann Foods OJSC

Date:      December 12, 2005